UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 5, 2007

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Brisbane, AUSTRALIA – 5 March 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).

CEO Bulletin

This is beginning of my third week at the helm of Metal Storm.  I am writing this from our new engineering facility in Richlands, Queensland where, earlier last week, I observed the engineering team prepare our new RedbackTM Weapon
System for its integrated firing tests with the EOS mount. Both our pod and the EOS gimbal are now in their second build revision and are proving to be robust in their operation.

Right now I’d like to give you an update of where the Company is at, recent successes, and also give you an insight into the goals I have for the Company going forward.  This will be the first of many regular Bulletins – I intend to keep you up to date with all significant news and progress from now on.

But first a brief comment on the 2006 annual results, released mid last week.
The non-cash costs were high, mainly due to the accounting treatment of the convertible notes issued during the 2006 year. However, the point I would like to highlight in the accounts is the $2.2M reduction in operating cash used during the year, representing a saving of 29% in net “cash burn” on the previous year.  This was achieved at the same time as creating the new engineering facility and significantly increasing the amount of real engineering work being performed on the path to realising commercial Metal
Storm weapons systems.  While there is further work to complete, the Company has achieved significantly higher levels of efficiency by streamlining its operations and improving “bang for buck” in terms of investment.

Metal Storm Weapons Development – Strategy

I have reviewed the Metal Storm strategy which focuses initially on the development of 40mm weapon systems.  It’s the right strategy.  40mm munitions deliver substantial lethality per round, but have been largely limited to single shot lightweight modular weapons, or heavy, single purpose, multi-shot systems.  By delivering multiple shot bursts at a single location in minimum time, the force probability of hit and scale effect can be dramatically
increased. This cannot be achieved with conventional 40mm weapons.   Metal
Storm technology delivers lightweight multi-shot 40mm weapon systems for the individual soldier as well as vehicular and unmanned air and ground applications.

Metal Storm Weapons Development – Capability

Metal Storm has excellent research & development teams in both the USA and
Australia.  Recently, in particular, it has invested in a new research facility in Richlands, Queensland. Led by Dr. Joe Cronin, the Richlands team of engineers and scientists has expanded considerably over the last 12 months as all of our technology has been internalised. In previous times, the Company was reliant on external consultants to complete design and demonstrations of
Metal Storm systems.

The Richlands team now consists of 14 staff who hold degrees in Electronic,
Electrical, Software, Mechanical and Mechantronic Engineering. In addition, the line-up (which include ex military & police staff) holds numerous weapon and munitions qualifications combined with extensive experience. Together with two machinists with armourer and NC experience, Metal Storm now has the complete suite of in-house skills required to develop and refine the technology to product readiness.

Both our US and Australian engineering teams continue to cooperate closely at a technology level, with the Australian team focusing on internally funded
40mm weapons development, and the US team focusing on a series of innovative research and development contracts with US agencies.

Metal Storm Weapons Development – Products

Metal Storm is now well advanced on several internally funded product development projects:

• 3GL – the completion of 2 fully functional prototypes of the Metal Storm
40mm underslung three shot grenade launcher, designed to replace current single shot weapons such as the M203.

• RedbackTM – the completion of 2 fully functional prototypes of the RedbackTM
4 barrel 40mm remotely operated weapons system with the sensors, gymbal and fire control system components from our partners at Electro Optic Systems.

• 40mm Munitions – the completion of development and live fire tests of 40mm
HE, Enhanced Blast and Airburst munitions for Metal Storm stacked projectile ballistic systems, working in conjunction with our partners at Singapore
Technology Kinetics (STK).

Engineering design and parts development for these projects are being undertaken at our new engineering facility, with all weapons and munitions being stored separately at a secure offsite location.  As these developments are so important to the future of Metal Storm, I am pleased to give you more detail on each initiative below:

3GL – 3 SHOT GRENADE LAUNCHER

For decades, single shot 40mm grenade launchers like the M203 have been the only realistic way to provide a grenade launching capability mounted on the main personal weapon of the warfighting soldier. The lack of a multi-shot, semi-automatic capability for every soldier severely limits the operational effectiveness of the existing systems, as in the heat of battle a slow, manual reload is often untenable.

The new Metal Storm 3GL is a 40mm 3 shot semi automatic grenade launcher that fits multiple infantry assault weapons including the M16, SAR21 and Steyr using a modified Picatinny rail or simple barrel clamp assembly.  Designs are also advanced for a standalone stock.

The 3GL enhances a typical 10 man section firepower to thirty, 40mm rounds “in the breech” without reload, while every soldier maintains an assault rifle capability.  The design permits individual reload, the ability to operate with
1, 2 or 3 rounds in the breech at any time, and the 40mm munitions are the same size as conventional rounds, so no modifications to webbing or other storage facilities are needed.  It’s a very practical weapon.

Progress on the 3GL design has been positive, with prototypes already demonstrating rapid, multiple shot, semi automatic capability using stacked munitions (video footage can be seen on our website at www.metalstorm.com)

The 3GL design incorporates breech loading using a “pump action” style action, allowing the loading and unloading of individual munitions as well as loading a full stack of three simply by placing three projectiles into the breech. The engineering team are now working on minimising weight, fine tuning ergonomics, and the display which will indicate the number of rounds loaded, battery level, arming state etc.

Three prototypes of the 3GL are currently being prepared for demonstration firing of STK HE, Enhanced Blast and Airburst munitions which are expected to be conducted in Singapore in April and June, this year.

RedbackTM Weapon System

I have just come back to my desk from our engineering shop floor where I had the opportunity to “test drive” the RedbackTM 4 barrel 40mm Weapon System.
Last week we completed testing on the integration of the EOS gymbal, fire control system and sensors with our Metal Storm 4 barrel stacked projectile weapon pod and control systems, ready for live fire trials.

For those that are not yet aware of this project, RedbackTM is a lightweight vehicle or fixed asset mounted 40mm weapon system which is operated remotely by a protected operator that affords maximum defence against attack from individual and squad level weapons. It has been designed to be capable of further enhancement to undertake autonomous engagement and intercept of multiple Rocket Propelled Grenades (RPGs). The System comprises sensors and software to detect and facilitate manual engagements or manage autonomous engagements; a high speed gymbal for target acquisition and tracking, a Metal
Storm weapon pod to deliver the most appropriate mix of less than lethal, HE and Airburst munitions.

At the recent IDEX defence technology exhibition in the UAE we demonstrated
RedbackTM at the Metal Storm stand.  Video footage on the metal storm website shows the system in motion at 1/3 design speed.  Note that at full design speed RedbackTM can rotate at 700 degrees per second, making it one of the fastest systems of its type in the world.

Progress on RedbackTM development is on track with several planned test firings in the coming months leading to a demonstration in Singapore using
Metal Storm modified STK munitions prior to June 30, 2007.  We have been very pleased with our partnership with Electro Optic Systems (EOS) during this joint development and are looking forward to our shared success with this sophisticated weapons system.

40mm MUNITIONS

Metal Storm engineers have been working closely with STK of Singapore to develop 40mm High Explosive (HE), Enhanced Blast and Airburst munitions based
on STK standard 40mm munitions with a Metal Storm tail.   This initiative has
shown considerable success, with test firings of HE and Airburst munitions already having been achieved.

The 40mm Metal Storm STK munitions will be used for the demonstration firings of 3GL and RedbackTM weapon systems in Singapore prior to 30 June.
OTHER DEVELOPMENTS

In taking leadership of a Company that is still developing its first commercial products, I have to be very cognisant of where we spend cash and, most importantly where we don’t.  Our future relies on getting reliable products to market quickly, so focus is critical.  For the time being I have put other R&D initiatives on hold.  We need to get RedbackTM and 3GL to market rapidly and our product development team needs to focus on making sure that happens.

CURRENT CONTRACTS

Metal Storm continues to engage in Small Business Innovation Research (SBIR)
and other development contracts with US Agencies where our technology, experience and Intellectual Property give us clear advantages, and where these contracts increase our penetration and visibility in the US military markets.
Our active contracts at this time are:

• SBIR - Office of Naval Research (ONR) Active Protection System
• SBIR - U.S. Army Crowd Control
• USMC Mini Grenade Launcher
• Army EOD
• StarChaseTM Pursuit Management System

Office of Naval Research (ONR) Active Protection System

Our SBIR contract with the Office of Naval Research is to demonstrate an
Active Protection System. Key developments on this project include the receipt of an Interim Hazard Classification (IHC) for the Metal Storm MK16 High
Explosive munition, the successful integration of the XROWS software with
Metal Storm Fire Control Units, integration of the system onto the Northrop
Grumman TAGS vehicle and integration on the MDARS robotic vehicle.

US ARMY Crowd Control

Progress is being made on the Crowd Control Contract with the development of a family of less lethal munitions. After an exhaustive survey of less- lethal munitions candidates, two current inventory munitions (M1029 and M1006) were selected for adaptation to a Metal Storm weapon system. Metal Storm is finalizing the design of these two munitions and will be performing a demonstration of capability during Q2 2007. The demonstration will showcase
Metal Storm technologies as a component of a Crowd Control System.
The remaining funding (US$384,000) was received in January 2007, bringing the total funding on this contract to US$729,714. Work continues on burner and inductive initiation designs for the M1029 and M1006 munitions.

Metal Storm is preparing for a Critical Design Review which is scheduled for
March, 2007.

U.S.M.C. Mini Grenade Launcher (MGL)

Metal Storm has completed the Detailed Design Phase for the USMC 18mm Grenade
Launcher prototype system. A Critical Design Review scheduled for March, 5th,
2007 where it is expected that the Government will ratify the Metal Storm design and fabrication of the first two prototypes will commence.

The Bench mounted Launcher design will be evaluated by the U.S. Navy and USMC.
If successful, Metal Storm anticipates that a program to continue development on a lightweight gun capable of under mounting on the M16A1 Service Rifle will follow.  The follow on effort, if awarded will take advantage of the Metal
Storm 3GL fire control and ergonomic designs.

StarChaseTM Pursuit Management System

Fabrication of the pre-production launcher has been completed and initial trials on a rented Ford Crown Victoria have proven successful. The final drawing package has been completed. Field Testing on a closed track is being coordinated with law enforcement personnel at Henrico County, Virginia and is currently scheduled for March 15th, 2007.

The Pursuit Management System launcher is the result of Metal Storm’s expertise in the integration of ballistics and electronics systems. The current design is fired pneumatically consists of two single shot barrels.
Future plans call for a system that exploits the capabilities of a Metal Storm stacked round system with inductively initiated propellant based projectiles.

Army EOD

Metal Storm engineering has completed the preliminary design for a multiple shot disrupter to counter Improvised Explosive Devices (IED) missions under a sole source, fixed price contract from the U.S. Army. On January 29th, a design review was held with Metal Storm and Government representatives.
Details of the presented design are shown in the graphic below. The success of this preliminary design effort is expected to lead to a follow on effort where design details will be finalized and proof guns and munitions will be fabricated.

FUTURE STRATEGY

I am adopting a strategic framework within which Metal Storm will plan its future.  It is simply called NOW – NEXT – AFTER NEXT, and defines the next three phases of the life of the Company:

• NOW – up to June 30 2007 – Meet the performance and financial requirements of the agreement with the Convertible Note Holders

• NEXT – July 1 2007 to June 30 2008 – commercialise 3GL and RedbackTM systems for delivery. Make first volume product sales and substantially increase the scale of US Government contract business

• AFTER NEXT – July 1 2008 to June 30 2010 – Rapidly expand product sales, move additional weapons systems to commercialisation, significantly improve revenue and net income.

Right now I am focusing the entire energy of the Company on NOW – meeting the performance and financial requirements of the convertible note holders.  This will secure the Company, help protect the investment our existing shareholders, and move our technology a significant step toward commercialization through the RedbackTM and 3GL Development Programs.

I am also commencing a process to plan the NEXT phase of our strategy, so that after 30 June, 2007 we have a clear, well researched path forward to complete product commercialisation and achieve volume sales.

In the past 2 weeks I have been very pleased to find that a dedicated team of hard working, creative and diligent professionals resides at Metal Storm.  As an engineer myself I know when I have a good engineering team in place, and I have every confidence that we have the people on board that we need to deliver.

In closing, Metal Storm is in the midst of a challenging and exciting period.
It’s time for the “rubber to hit the road”.  Years of research are finally being funnelled in to the development of weapon systems that can go into production.  During my tenure I will keep our focus on increasing shareholder value through the refinement and commercialisation of the technology breakthroughs that the Company has invested so heavily to achieve.

Dr Lee J Finniear
Chief Executive Officer
Metal Storm Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: March 6, 2007	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary/Chief Financial Officer